Statement of Additional Information Supplement
John Hancock Financial Opportunities Fund
John Hancock Investors Trust
John Hancock Premium Dividend Fund (individually, the fund and collectively, the funds)
Supplement dated August 1, 2024 to the current Statement of Additional Information, as may be supplemented (the SAI)
Effective immediately, Gregory A. Russo is retiring as an Independent Trustee. Accordingly, all references to Mr. Russo as a current Independent Trustee are removed from each SAI.
Also, effective immediately, the Board for each fund has appointed the following individuals to serve as Independent Trustees of each fund:
William K. Bacic
Thomas R. Wright
Accordingly, the following modifies and supplements the applicable disclosure under “THOSE RESPONSIBLE FOR MANAGEMENT” in each SAI.
The table below presents certain information regarding Mr. Bacic and Mr. Wright (each, a “New Trustee,” and together, the “New Trustees”), including their principal occupations, which, unless specific dates are shown, are of at least five years’ duration. In addition, the table includes information concerning other directorships held by each New Trustee in other registered investment companies or publicly traded companies. As of July 31, 2024, the “John Hancock Fund Complex” consisted of 183 funds (including separate series of series mutual funds). The address of each New Trustee is 200 Berkeley Street, Boston, Massachusetts 02116. The Board consists of 13 members.
Name (Birth Year)	Current Position(s) with the Fund[1]	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Independent Trustees
William K. Bacic (1956)	Trustee (since 2024)	Director, Audit Committee Chairman, and Risk Committee Member, DWS USA Corp. (formerly, Deutsche Asset Management) (2018-2024). Trustee of various trusts within the John Hancock Fund Complex (since 2024).	178
Thomas R. Wright (1961)	Trustee (since 2024)	Chief Operating Officer, JMP Securities (2020-2023); Director of Equities, JMP Securities (2013-2023); Executive Committee Member, JMP Group (2013-2023); Global Head of Trading, Sanford C. Bernstein & Co. (2004-2012); and Head of European Equity Trading and Salestrading, Merrill, Lynch & Co. (1998-2004, including prior positions). Trustee of various trusts within the John Hancock Fund Complex (since 2024).	178
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Each Trustee holds office until his or her successor is elected and qualified, or until the Trustee’s death, retirement, resignation, or removal. John Hancock Investors Trust holds annual meetings of shareholders, at which Trustees are elected. For John Hancock Investors Trust, each of Messrs. Bacic and Wright will stand for election in 2025. For John Hancock Financial Opportunities Fund and John Hancock Premium Dividend Fund, Messrs. Bacic and Wright are members of a class of Trustees whose term will expire in 2027.
In addition, effective immediately, the following modifies and supplements the applicable disclosure under the heading “THOSE RESPONSIBLE FOR MANAGEMENT” in the “Principal Officers who are not Trustees” section of each SAI:
Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of
The Manufacturers Life Insurance Company and are used by its affiliates under license.

Name (Birth Year)	Current Position(s) with the Fund[1]	Principal Occupation(s) During the Past 5 Years
Fernando A. Silva (1977)	Chief Financial Officer (since 2024)
Assistant Treasurer, John Hancock Investment Management LLC and John Hancock Variable
Trust Advisers LLC (since 2020); Assistant Vice President, John Hancock Life & Health Insurance
Company, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance
Company of New York (since 2021); Chief Financial Officer of various trusts within the John
Hancock Fund Complex (since 2024).

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Each officer holds office for an indefinite term until his or her successor is duly elected and qualified or until he or she dies, retires, resigns, is removed or becomes disqualified.
Applicable disclosure under the heading “THOSE RESPONSIBLE FOR MANAGEMENT” in the “Additional Information about the Trustees” section of each SAI is also modified and supplemented as follows, effective immediately:
In addition to the description of each New Trustee’s Principal Occupation(s) and Other Directorships set forth above, the following provides further information about each New Trustee’s specific experience, qualifications, attributes or skills with respect to each fund. The information in this section should not be understood to mean that either of the New Trustees is an “expert” within the meaning of the federal securities laws.
Independent Trustees
William K. Bacic – As a retired Certified Public Accountant, Mr. Bacic served as New England Managing Partner of a major independent registered public accounting firm, as well as a member of its U.S. Executive Committee, and has deep financial and accounting expertise. He served as the lead partner on the firm’s largest financial services companies, primarily focused on the investment management industry and mutual funds. He also has expertise in corporate governance and regulatory matters as well as prior experience serving as a board member and audit committee chair of a large global asset management company.
Thomas R. Wright – As a retired Chief Operating Officer of a significant capital markets firm and a former Director of Equities and Executive Committee Member, Mr. Wright has deep executive, investment banking, portfolio management, securities brokerage, and equity research expertise. Mr. Wright has also served as the Global Head of Trading and Head of European Equity Trading and Salestrading at an investment bank and asset manager and has substantial securities industry and international trading and markets expertise.
In addition, certain information in the “Board Committees” sub-section of the “Duties of Trustees; Committee Structure” section is amended, effective immediately, to reflect updated Committee memberships and Chairpersons, as applicable, for certain of the Committees as set forth below:
Audit Committee. The Board has a standing Audit Committee composed solely of Independent Trustees (Messrs. Cunningham and McClellan and Ms. Rathke). Ms. Rathke serves as Chairperson of this Committee.
Compliance Committee. The Board also has a standing Compliance Committee (Ms. Fey, Mr. Garfield and Ms. Jackson). Ms. Fey serves as Chairperson of this Committee.
Contracts, Legal & Risk Committee. The Board also has a standing Contracts, Legal & Risk Committee (Mr. Boyle, Ms. Ellison, and Mr. Pruchansky). Mr. Boyle serves as Chairperson of this Committee.
Investment Committee. The Board also has an Investment Committee composed of all of the Trustees. The Investment Committee has four subcommittees with the Trustees divided among the four subcommittees (each an “Investment Sub-Committee”). Ms. Jackson and Messrs. Boyle, Cunningham and Pruchansky serve as Chairpersons of the Investment Sub-Committees.
You should read this supplement in conjunction with the SAI and retain it for your future reference.